1919 North Lynn Street, 7th Floor, Arlington, VA 22209 USA

T (703) 387-5800 F (540) 432-0953

RosettaStone.com

July 29, 2011

BY EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Christine Davis, Assistant Chief Accountant

Re:	Rosetta Stone Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 14, 2011
Forms 8-K Filed on February 28, 2011 and May 9, 2011
File No. 001-34283

Ladies and Gentlemen:

The following is in response to your letter (the “Comment Letter”) dated June 17, 2011, relating to the above referenced filings of Rosetta Stone Inc. (the “Company”).

The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.                                       We note that you disclose the number of units sold, the average sales price per unit and several bookings metrics in your earnings releases filed on Form 8-K on February 28, 2011 and May 9, 2011.  Please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating our company.  As part of your response, tell us what consideration you gave to disclosing these metrics for the periods presented in your MD&A.  See Section III.B.1 of SEC Release No. 33-8350.

Response:                                        We note that we have already included in prior filings the change in number of units sold and average sales price per unit on an annual and quarterly basis.  See for example page 52 of our Form 10-K for the year ended December 31, 2010.  In response to the staff’s comment, we will include in our Form 10-Q for the quarter ended June 30, 2011 and future Form 10-Q and Form 10-K filings to the extent these metrics are still relevant, additional disclosure regarding the number of units sold, the average sales price per unit and bookings, similar to the following:

“Consumer revenue was $XX million for the three months ended June 30, 2011, a [decrease] of $XX million, or XX%, from the three months ended June 30, 2010. Consumer bookings were $XX for the three months ended June 30, 2011, a [decrease] of $XX million, or XX%, from the three months ended June 30, 2010.  Consumer bookings represents executed sales contracts that are either recorded immediately as revenue or as deferred revenue.  The number of units sold [decreased] from XX to XX or XX% during the three months ended June 30, 2011 compared to the prior year period, resulting in a $XX million [decrease] in revenue, offset by a $XX [increase] in average selling price per unit from $XX to $XX, which resulted in a $XX million [increase] in revenue.  The overall [decrease] in consumer revenue was primarily driven by XXX.  Additionally, there was a $XX million [increase] in consumer deferred revenue during the three months ended June 30, 2011 compared to the prior year period, which was primarily related to XXX.”

Results of Operations

Comparison of the Year Ended December 31, 2010 and the Year Ended December 31, 2009

Revenue, page 52

2.                                       We note that there was a significant increase in returns as reflected in the rollforward of your sales return reserve on page F-34.  Please tell us more about the reasons for this increase in returns and tell us how your current disclosure addresses this increase.  In this regard, we note that any significant recent trends in revenue should be disclosed.  Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response:                                        The increase in our sales return reserve reflected in our rollforward on page F-34 was primarily driven by reserves we recorded in connection with an inventory swap with our retail partners as a result of the launch of our new Version 4 TOTALe product in September 2010.  Upon product release, our retail partners placed orders to stock our Version 4 TOTALe products and returned our Version 3 products, which were being replaced by our Version 4 products.  Additionally, we recorded a $2.0 million reserve for returns unrelated to this inventory swap as of December 31, 2010 due to lower than anticipated sell through in the retail channel, as discussed on page 20 and page 53 of our Form 10-K.  Our actual returns experience has largely been within previously established reserve levels and expectations.  We believe our disclosure beginning on page 52 of our Form 10-K discussed the key trends in revenue related to our consumer and retail channels evident as of the date of our Form 10-K.  We have and will continue to monitor these trends and update this disclosure in future filings as appropriate.

Signatures, page 69

3.                                       You did not identify the person signing your annual report on Form 10-K in the capacity of controller or principal accounting officer.  See paragraph 2(a) of General Instruction D to Form 10-K.  Note that any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report.  See paragraph 2(b) of General Instruction D to Form 10-K.  If your controller/principal accounting officer is the same as your principal financial officer, please indicate this in the signature block of future filings on Form 10-K.  If you have a separate controller/principal accounting officer, please file an amended Form 10-K that includes their signature.

Response:                                       As of the filing of our Form 10-K, Steve Swad, our Chief Financial Officer who signed our Form 10-K, served as both our principal financial officer and as our principal accounting officer.  We will note both positions in future filings.

Consolidated Financial Statements

Note 3.  Inventory, page F-20

4.                                       We note that you record inventory reserves for obsolete inventory.  Tell us how you considered the guidance in ASC 330-10-35-14, which indicates that inventory write-downs establish a new cost basis and should not be presented as a reserve.

Response.                                        We have appropriately accounted for inventory in accordance with ASC 350-10-35-1 through 14 at lower of cost or market.  Markdowns have historically been made to specific items within inventory and are tracked accordingly.  However, we have presented this as a reserve in our notes to the financial statements in our Form 10-K.  In future filings, we will appropriately present this at its new cost basis and remove the presentation of the reserve.

Note 14.  Commitments and Contingencies

Litigation, page F-30

5.                                       We note your disclosures regarding your legal proceedings.  If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made.  Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with ASC 450-20-50-3 through 5 and SAB Topic 5Y.  Similar concerns apply to your disclosures in your Form 10-Q for the quarterly period ended March 31, 2011.

Response:                                       We do not expect this lawsuit to result in a material loss.  While this fact would negate the need to include it as part of our disclosures, we felt disclosure of this lawsuit in our December 31, 2010 Form 10-K was appropriate because it was the only pending lawsuit where we were the defendant and because the plaintiffs had recently moved to amend their complaint to include a nationwide class and had not specified the amount of damages that they were seeking.  We will continue to monitor the progression of this lawsuit, our ability to estimate the possible range of loss related to it and its materiality.  If the facts dictate that we expect it to result in a material loss in future periods we will update our disclosure in our Forms 10-Q and 10-K as appropriate.

6.                                       We note your reference to “a material adverse effect.”  It is unclear whether the phrase “material adverse” represents a higher threshold than the term “material.”  Please advise.

Response:                                       We did not intend the words “material adverse” to imply a higher threshold than “material”.  The word “adverse” was simply intended to signify a negative impact instead of a positive impact.  We will refer to the potential impact as a material negative impact or simply a material impact in future filings.

Note 15.  Income Taxes, page F-31

7.                                       We note your disclosure of United States (“US”) and foreign income before income taxes on page F-32.  Please explain the relationship between revenues and pre-tax income for your US and foreign operations.  In this regard, we note that only 18% of your revenue was generated from sales outside of the US yet your pre-tax income from foreign operations is significant.  Also, please explain the significant increase in foreign pre-tax income from 2009 to 2010.  As part of your response, please tell us how you considered providing corresponding disclosure in your MD&A.  See Section III.B.3 of SEC Release No. 33-8350.

Response:                                       In prior periods, our foreign operations were scaling and did not represent a material component of our consolidated operations.  As such, activity related to those foreign operations were not a significant component of our financial disclosures or as part of our discussion in our MD&A.  For the year ended December 31, 2010, revenues from our foreign operations were approximately 2.5 times greater than the prior year period.  With only modest growth in operating expenses in our foreign operations, pre-tax income was significantly higher than the prior year period.  During the same period, our U.S. revenues declined compared to the prior year period, while operating expenses increased.  Material trends or events are discussed in the Management’s Discussion and Analysis section of our periodic filings similar to page 36 of our Form 10-Q for the three months ended March 31, 2011.  In the future, as our foreign operations continue to scale, our disclosures and MD&A will include more international focus and detail.

8.                                       We note your disclosure on page 50 that you recognized a $2.4 million tax benefit due to the release of your valuation allowance.  However, we also note the valuation allowance line item on your rate reconciliation indicates that there was a $4.9 million reduction in the valuation allowance.  Please advise.

Response:                                       Our valuation allowance on deferred tax assets was $4.9 million at December 31, 2009.  In each quarter of 2010, foreign operations were profitable, reducing the net operating loss carryforward by an aggregate of $2.5 million to which the valuation allowance applied.  Despite quarterly profitability, our United Kingdom and Japanese subsidiary both remained in a 3-year cumulative loss position, which provided sufficient negative evidence to require retaining the valuation allowance.  During the quarterly period ended December 31, 2010, both foreign subsidiaries emerged from the 3-year cumulative loss which, in conjunction with forecasts and other positive evidence, made it more likely than not that the deferred tax assets would be utilized and the valuation allowance of $2.4 million was released.  In our quarterly report on Form 10-Q for the nine months ended September 30, 2010, we provided the following disclosure to help foreshadow this potential release.  We included similar disclosures in each of the quarterly and annual reports going back to the second quarter of 2009 to ensure the reader had full information regarding management’s conclusions:

“Disclosure:

Neither our U.K. nor our Japan subsidiaries have produced sustainable pretax profits as of September 30, 2010, and each remains in a three-year cumulative loss position. Accordingly, we continue to carry a full valuation allowance on net operating loss carryforwards and other deferred tax assets for these jurisdictions. As a result, we did not recognize any income tax expense on income from those operations, which resulted in a reduced effective tax rate. We will monitor actual results and updated projections of these subsidiaries on a quarterly basis. While it cannot be guaranteed, we believe that these subsidiaries will emerge from three-year cumulative loss positions within the next few quarters. When and if they realize or realistically anticipate sustainable profitability, we will assess the appropriateness of releasing the valuation allowance in whole or in part.

We may be required to release a portion of this valuation allowance in the fourth quarter of 2010, although the exact timing and the portion of the valuation allowance released are subject to change based on the level of profitability that we are able to achieve for the remainder of 2010 and our visibility into future period results. Any release of valuation allowance will be recorded as a tax benefit increasing net income. Because we expect our recorded tax rate to increase in subsequent periods following a significant release of the valuation allowance, our net income will be negatively affected in periods following the release. Any valuation allowance release will not affect the amount of cash paid for income taxes.”

Forms 8-K Filed on February 28, 2011 and May 9, 2011

9.                                       We believe the GAAP to non-GAAP operating statement columnar format appearing in your Form 8-K conveys undue prominence to a statement based on non-GAAP information.  Please tell us how you considered Question 102.10 of our Compliance and

Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  As a substitute for this presentation, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

Response:                                       In response to the staff’s comment, we will not include the full columnar non-GAAP income statement in future press releases furnished with any Forms 8-K we may file and will instead include only a reconciliation of the non-GAAP financial measures to the appropriate GAAP financial measures as requested by the staff.

* - * - * - * - * - *

As requested in the Comment Letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy of the disclosure in its Form 10-K and Forms 8-K;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Forms 8-K; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (800) 788-0822.

Very truly yours,

/s/ STEVE SWAD
Steve Swad, Chief Financial Officer

cc:	Patrick Gilmore, Accounting Branch Chief (Securities and Exchange Commission)
Evan Jacobson, Staff Attorney (Securities and Exchange Commission)
Mark Shuman, Legal Branch Chief (Securities and Exchange Commission)
Tom Adams (Rosetta Stone)
Michael Wu (Rosetta Stone)
Matt Sysak (Rosetta Stone)

Audit Committee (Rosetta Stone)
Brian Fenske (Fulbright & Jaworski LLP)
David Chalich (Deloitte & Touche LLP)
Michael Elder (Deloitte & Touche LLP)